November 5, 2021

Vaxxinity, Inc.

Registration Statement on Form S-1

CIK No. 0001851657

Ladies and Gentlemen:

Vaxxinity, Inc. (the “Company”) has filed today, via EDGAR, this letter and the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) for review by the staff (the “Staff”). This letter and the Amended Registration Statement set forth the Company’s response to the Staff’s comment contained in its letter dated October 20, 2021 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 filed with the SEC on October 8, 2021.

Registration Statement on Form S-1

The numbered paragraph and heading below correspond to the question set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response to the comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Registration Statement. All references to page numbers in this response are to pages of the Amended Registration Statement.

Condensed Combined Consolidated Statements of Operations, page F-39

1.

We note significant revisions to your statements of operations, stockholders’ deficit and cash flows for the periods ended June 30, 2020. Please revise the filing to label each of these interim financial statements as “restated” and provide the disclosures required by ASC 250-10-45-23, 250-10-50-7 and their related paragraphs. Alternatively, tell us why such disclosures are not required.

Response: The Company has revised its disclosure on pages F-47 to F-49 to address the Staff’s comment.

*        *         *

Should you have any questions or comments with respect to the Registration Statement or this letter, please contact Joseph D. Zavaglia at 212-474-1724.

Sincerely,

/s/ Joseph D. Zavaglia

Joseph D. Zavaglia

VIA EDGAR

Copy to:

René Paula Molina, General Counsel and Secretary

Vaxxinity, Inc.

1717 Main St, Ste 3388

Dallas, TX 75201

VIA E-MAIL

3